Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Consolidated Financial
Statements
As of June 30 2009
(Unaudited)

RRsat Global Communications Network Ltd
and its subsidiaries

Index to the Consolidated Financial Statements as of June 30, 2009

Contents

RRsat Global Communications Network Ltd and its subsidiaries

Balance Sheets

In thousands except share data

	June 30 2009	December 31 2008

Current assets
Cash and cash equivalents	$16,317	$34,749
Short term deposits	7,209	-
Marketable securities	5,493	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,618
and $2,188 as of June 30, 2009 and December 31, 2008 respectively)	15,271	11,227
Other	560	417
Fair value of embedded currency conversion derivatives	1,744	2,234
Deferred taxes	946	552
Prepaid expenses	1,623	1,390

Total current assets	49,163	56,671

Deposits and long-term receivables	1,774	1,791

Marketable securities	13,784	5,743

Long term prepaid expenses	7,836	7,897

Assets held for employee severance payments	1,350	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	27,550	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,376	1,353

Total assets	$106,567	$104,487

August 2, 2009

RRsat Global Communications Network Ltd and its subsidiaries

Balance Sheets (Cont'd)

In thousands except share data

	June 30 2009	December 31 2008

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade	$10,368	$8,709
Other	2,068	1,944
Fair value of embedded currency
conversion derivatives	1,647	1,205
Related parties	42	25
Deferred income	4,627	5,440

Total current liabilities	18,752	17,323

Long - term liabilities
Deferred income	6,412	6,689
Liability in respect of employee severance payments	1,511	1,378
Deferred taxes	818	747

Total long - term liabilities	8,741	8,814

Total liabilities	27,493	26,137

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of June 30, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of June 30, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,314	52,106
Retained earnings	26,750	26,309
Accumulated other comprehensive loss	(30)	(105)

Total shareholders' equity	$79,074	$78,350

Total liabilities and shareholders' equity	$106,567	$104,487

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	December 31 2008

Revenues	$44,794	$36,964	$22,473	$19,125	$78,993

Cost of revenues	29,941	25,292	15,174	12,919	53,477

Gross profit	14,853	11,672	7,299	6,206	25,516

Operating expenses

Sales and marketing	2,711	1,848	1,344	947	3,914

General and administrative	3,292	3,276	1,682	1,703	6,582

Total operating expenses	6,003	5,124	3,026	2,650	10,496

Operating income	8,850	6,548	4,273	3,556	15,020

Interest and marketable
securities income	275	803	26	426	1,111

Currency fluctuation and
other financing income, net	271	396	404	215	177

Changes in fair value of
embedded currency
conversion derivatives	(932)	(1,193)	(1,375)	(205)	1,342

Other income, net	25	12	3	12	10

Income before taxes on income	8,489	6,566	3,331	4,004	17,660

Income taxes	(2,510)	(674)	(346)	(695)	(4,228)

Net income	$5,979	$5,892	$2,985	$3,309	$13,432

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended		Year ended
	Jun-30 2009	Jun-30 2008	Jun-30 2009	Jun-30 2008	Dec-31 2008

Income per ordinary share

Basic income per ordinary
share	0.35	0.34	0.17	0.19	0.78

Diluted income per
ordinary share	0.34	0.34	0.17	0.19	0.77

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,306,783	17,286,762	17,306,783	17,286,762	17,290,099

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,412,806	17,423,834	17,418,707	17,397,133	17,399,375

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Six months ended
June 30, 2009

Balance as at
January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350
Stock-based compensation	-	-	208	-	-	208
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $26	-	-	-	-	75	75
Dividend paid $0.32 per share	-	-	-	(5,538)	-	(5,538)
Net income	-	-	-	5,979	-	5,979

Total comprehensive
income	-	-	-	5,979	75	6,054

Balance as at June 30, 2009	17,306,783	$40	$52,314	$26,750	$(30)	$79,074

Six months ended
June 30, 2008

Balance as at
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159
Stock-based compensation	-	-	207	-	-	207
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $16	-	-	-	-	(44)	(44)
Dividend paid $0.32 per share	-	-	-	(5,532)	-	(5,532)
Net income	-	-	-	5,892	-	5,892

Total comprehensive
income	-	-	-	5,892	(44)	5,848

Balance as at June 30, 2008	17,286,762	$40	$51,898	$23,789	$(45)	$75,682

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Statements of Changes in Shareholder's Equity and Comprehensive Income (Cont'd)

In thousands, except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Three months ended
June 30, 2009

Balance as at
April 1, 2009	17,306,783	$40	$52,210	$23,765	$(46)	$75,969
Stock-based compensation	-	-	104	-	-	104
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $5	-	-	-	-	16	16
Net income	-	-	-	2,985	-	2,985

Total comprehensive
income	-	-	-	2,985	16	3,001

Balance as at June 30, 2009	17,306,783	$40	$52,314	$26,750	$(30)	$79,074

Three months ended
June 30, 2008

Balance as at
April 1, 2008	17,286,762	$40	$51,795	$26,012	$(1)	$77,846
Stock-based compensation	-	-	103	-	-	103
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $16	-	-	-	-	(44)	(44)
Dividend paid $0.32 per share	-	-	-	(5,532)	-	(5,532)
Net income	-	-	-	3,309	-	3,309

Total comprehensive
income	-	-	-	3,309	(44)	3,265

Balance as at June 30, 2008	17,286,762	$40	$51,898	$23,789	$(45)	$75,682

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income (Cont'd)

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of tax effect of $37	-	-	-	-	(104)	(104)
Dividend paid
0.32$ per share	-	-	-	(5,532)	-	(5,532)
Dividend paid
0.29$ per share				(5,020)	-	(5,020)
Net income	-	-	-	13,432	-	13,432

Total comprehensive
income	-	-	-	13,432	(104)	13,328

Balance as of
December 31, 2008	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

* Less than 1$

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended		Year ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	December 31 2008

Cash flows from operating activities
Net income	$5,979	$5,892	$2,985	$3,309	$13,432
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	2,657	1,779	1,345	911	3,971
Provision for losses in account receivable	430	369	256	214	972
Deferred taxes	(349)	(367)	(345)	(76)	324
Discount accretion and premuim amortization
of held- to- maturity securities, net	(90)	(385)	(137)	(148)	(635)
Discount accretion and premuim amortization
of available- for- sale securities, net	56	(120)	145	(78)	(246)
Changes in liability for employee severance payments, net	88	171	3	43	49
Capital gains on sale of fixed assets, net	(25)	(12)	(3)	(12)	(10)
Stock- based compensation	208	207	104	103	415
Changes in fair value of embedded currency conversion derivatives	932	1,193	1,375	205	(1,342)
Loss (profit) from trading securities, net	(205)	(314)	(109)	(164)	551

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(4,635)	1,330	(2,208)	(327)	(1,778)
Decrease (increase) in related parties, net	17	(28)	25	(6)	13
Decrease (increase) in account receivable - other	(143)	(326)	(673)	156	101
Decrease (increase) in prepaid expenses	(233)	(371)	(57)	858	(471)
Increase (decrease) in deposits
and long-term receivables	17	(504)	16	(82)	(687)
Increase (decrease) in account payables	1,638	866	10	655	3,886
Increase (decrease) in deferred income	(1,090)	(540)	31	(347)	1,769

Net cash provided by operating activities	$5,252	$8,840	$2,763	$5,214	$20,314

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Consolidated Statements of Cash Flows (Cont'd)

In thousands

	Six months ended		Three months ended		Year ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	December 31 2008

Cash flows from investing activities
Investment in fixed assets	$(3,897)	$(8,024)	$(1,688)	$(6,070)	$(11,026)
Investment in other assets	-	(20)	-	(10)	(195)
Investment in short term deposits	(7,209)	-	(3,300)	-	-
Payment in respect of acquisition
of activity	-	(3,425)	-	(3,425)	-
Business combination (See C below)	-	-	-	-	(15,573)
Investments in securities available- for- sale	(11,447)	(10,393)	(5,905)	(1,500)	(21,689)
Decrease in trading securities, net	68	1,811	18	1,378	1,877
Proceeds from securities available- for- sale	1,070	4,000	1,070	2,000	18,707
Proceeds from securities held to maturity	3,217	16,460	19	7,635	24,462
Proceeds from sale of fixed assets	52	17	1	17	15

Net cash provided by (used in) investing activities	$(18,146)	$426	$(9,785)	$25	$(3,422)

Cash flows from financing activities
Dividend paid	$(5,538)	$(5,532)	$(5,538)	$(5,532)	$(10,552)

Net cash used in financing activities	$(5,538)	$(5,532)	$(5,538)	$(5,532)	$(10,552)

Increase (decrease) in
cash and cash equivalents	$(18,432)	$3,734	$(12,560)	$(293)	$6,340

Balance of cash and cash equivalents at beginning of period	34,749	28,409	28,877	32,436	28,409

Balance of cash and cash equivalents at end of period	$16,317	$32,143	$16,317	$32,143	$34,749

A. Non-cash transactions

Investment in fixed assets	$451	$77	$451	$77	$306

Investment in intangible assets	$161	$-	$161	$-	$-

B. Supplementary cash flow information

Income taxes paid	$2,911	$1,442	$1,326	$535	$3,392

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd and its subsidiaries

Statements of Cash Flows (Cont'd)

In thousands

	Six months ended		Three months ended		Year ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	December 31 2008

C. Business combination

Investment in fixed assets	$-	$-	$-	$-	$3,748
Investment in other assets
and prepaid expenses	-	-	-	-	6,840
Investment in intangible assets	-	-	-	-	1,251
Investment in goodwill	-	-	-	-	3,734

	$-	$-	$-	$-	$15,573

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and land- earth communications through satellites.

B.	Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of June 30, 2009, and for the three-month period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2008 (“the annual financial statements”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Effective April 1, 2009, the Company adopted FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 require disclosure of the fair value of the Company’s financial instruments in interim reporting periods. These disclosures have been provided in Note 3 below.

Effective April 1, 2009, the Company adopted FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and 124-2) which significantly changes the existing other-than-temporary impairment model for debt securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities. FSP 115-2 and 124-2 did not have material effect of the Company’s financial statements.

Effective April 1, 2009, the Company adopted FSP FASB statement No. 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value measurements”, when the volume and level of activity for the asset or liability have significantly decreased and when circumstances indicate a transaction is not orderly. FSP FAS 157-4 did not have material effect of the Company’s financial statements.

Effective April 1, 2009, the Company adopted FASB SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature. SFAS 165 also requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This disclosure has been provided in Note 5 below.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Segments Results

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Six months ended June 30, 2009 :

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,003	$42,791	$44,794

Gross profit	$38	$14,815	$14,853

Sales and marketing	2,711
General and administrative	3,292

Operating income	$8,850

Financial expenses, net	(386)

Other income, net	25

Income before taxes on income	$8,489

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 – Segments Results (cont’d)

Three months ended June 30, 2009 :

	Mobile Satellite Communication Services	Content management and distribution services	Total

Revenues	$937	$21,536	$22,473

Gross profit	$3	$7,296	$7,299

Sales and marketing			1,344
General and administrative			1,682

Operating income			$4,273

Financial expenses net			(945)

Other income, net			3

Income before taxes on income			$3,331

Year ended December 31, 2008 :

	711 Mobile Satellite Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on in income			$17,660

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2 – Segments Results (cont’d)

Revenues by geographic areas:

	Six months ended		Three months ended		Year ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	December 31 2008

North America	$9,850	$9,265	$4,982	$4,633	$19,399
Europe	18,121	15,615	9,314	8,231	32,222
Asia	5,353	3,913	2,644	1,982	8,773
Israel	3,526	2,663	1,623	1,385	5,425
Middle East (other than Israel)	5,433	4,263	2,705	2,267	9,250
Rest of the world	2,511	1,245	1,205	627	3,924

	$44,794	$36,964	$22,473	$19,125	$78,993

Note 3 – Fair Value of Financial Instruments

The Company’s financial instruments include mainly cash and cash equivalents, short term deposits in banks, accounts receivable, marketable securities, and accounts payable.

The Company is exposed to currency risks in the ordinary course of business and uses derivative financial instruments in order to reduce these risks.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

For cash and cash equivalents, short term deposits in banks, accounts receivable, and accounts payable, the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

The fair value of the company’s marketable securities is based on quotes received from broker dealers. The fair value of the Company’s derivative financial instruments is based on quoted market prices.

Fair Value Hierarchy

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

*	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Fair Value of Financial Instruments (cont’d)

Fair Value Hierarchy (cont’d)

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

In accordance with SFAS 157 the Company’s marketable securities are classified within Level 1 because they are valued using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions. The financial statements as of and for June 30, 2009 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of FASB Statement No. 157, except for goodwill that is subject to annual impairment test.

As of June 30, 2009 the Company held approximately $6,472 million of U.S government or government agencies marketable securities and approximately $12,805 million of marketable corporate debt securities.

Assets and liabilities measured at fair value at June 30, 2009 are summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets:
Trading securities	$1,178	$-	$-
Available-for-sale securities:
Corporate debentures	10,614	-	-
US government or government
Agencie's debentures	5,939	-	-
Fair value of embedded
currency conversion
derivatives	-	1,744	-

Total at June 30, 2009	$17,731	$1,744	$-

Total at December 31, 2008	$6,129	$2,234	$-

Liabilities:
Fair value of embedded
currency conversion
derivatives at June 30,2009	$-	$1,647	$-

Total at December 31, 2008	$-	$1,205	$-

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2009	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
Corporate debentures	$(74)	$10,614	$(74)	$10,614
US Agencie's debentures	(4)	5,939	(4)	5,939
Held to maturity:
Corporate debentures	-	1,551	-	1,551

Total at June 30, 2009	$(78)	$18,104	$(78)	$18,104

At December 31, 2008	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
Corporate debentures	$(130)	$3,078	$(130)	$3,078
US Agencie's debentures	(28)	2,010	(28)	2,010
Held to maturity:
Corporate debentures	(207)	5,509	(207)	5,509

Total at December 31, 2008	$(365)	$10,597	$(365)	$10,597

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

Note 4 – Stock-Based Compensation

During the Six months ended June 30, 2009, the Company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were vested. During the six and three months ended June 30, 2009, 87 restricted shares units were forfeited.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 119,700 options became vested as of June 30, 2009.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

RRsat Global Communications Network Ltd and its subsidiaries

Notes to the Consolidated Financial Statements

Note 5 – Subsequent events

A.	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147), which provides for a gradual reduction in the company tax rate to 25% as from 2010.

On July 14, 2009, the Knesset passed the Law for Economic Efficiency (ammendments for legislation for implementation of the economic program for 2009-2010 ), which provides for a gradual reduction in the company tax rate to 18% as from 2016. According to the amendmends the Company tax rate will be reduced in the following manner: in 2009 –26%, in 2010 – 25%, in 2011 -24%, in 2012- 23%, in 2013- 22%, in 2014- 21%, in 2015- 20%, and from 2016 onward the tax rate will be 18%. The implication of the change in the tax rates as aforesaid will be effective starting from the financial statements for the third quarter of 2009, in a manner of a reduction of the deferred taxes liabilities and tax income of $100 thousand.

B.	On August 2, 2009, the Company’s board of directors approved payment of a cash dividend in the amount of $0.17 per ordinary share, and in the aggregate amount of approximately $3 million. The dividend will be payable on September 2, 2009 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on August 18, 2009.

C.	Subsequent events for the period ended June 30, 2009 have been evaluated by the management of the Company through August 2, 2009, the date which these financial statements are issued on.